

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 1, 2010

Ms. Maria Tang
Chief Financial Officer
Silvercorp Metals Inc.
Suite 1378 – 200 Granville St.
Vancouver, BC Canada V6C 154

> **Re: Silvercorp Metals Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2009**
> **Filed June 8, 2009**
> **Response Letter Dated February 23, 2010**
> **File No. 1-34184**

Dear Ms.Tang:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Form 40-F for Fiscal Year Ended March 31, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(vi) Mineral Rights and Properties, page 4

1.   We note your response to our prior comment number two, and we are continuing to evaluate your response.

2.   Your response to our prior comment number two indicates that you calculated revenue per ton of $60 and that historical cash costs are $58 per ton. Please tell us the components of cost that comprise the $58 per ton, including whether or not this includes your historical capital investment. If your cash costs of production do not include an attribution of your capital costs (DD&A), please explain why you believe the measured and indicated resources are economically viable.

3.   We note your response to our prior comment number four. Please further explain why you believe underground development costs incurred to access specific

mineral resources have economic benefits for all remaining measured and indicated resources. It remains unclear how mine infrastructure that is developed to access specific resources can have life of mine benefits.

Engineering Comments

4.   We note your response to prior comment 7 and your response indicating you will address these concerns in your future filings pending a review by your competent persons. In regards to the content of your competent persons reports, please be informed that the guidelines requested are very similar to listing/reporting requirements for mining companies listed on the Toronto Exchange as indicated by Appendix B and 3F of the TSX Venture Exchange Corporate Finance Manual located at the following addresses:

- http://www.tmx.com/en/pdf/Appendix3F.pdf

- http://tmx.complinet.com/en/display/display_main.html?rbid=2072&element_id=482

Rather than inserting complete intact portions of these reports into your future filings, you may wish to summarize and/or paraphrase these reports instead.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director